Exhibit 4.6

        This amended Management Discussion and Analysis ("MD&A") has been prepared and (except as noted) is current as at March 15, 2006. It should be read in conjunction with the amended audited consolidated financial statements as at and for the year ended December 31, 2005, including the notes thereto. Information regarding the number of common shares outstanding, common shares issued for treasury, stock options granted or outstanding and issue and/or exercise prices gives effect to the four-to-one share consolidation effected on June 2, 2006. This MD&A also contains forward looking statements and should be read in conjunction with the risk factors described below under "Risk Factors".

OVERVIEW

        Systems Xcellence Inc. (or "the Company") is a leading provider of healthcare information technology solutions to the pharmaceutical supply chain in the United States. The Company's product offerings include a wide range of application service provider ("ASP") solutions, standardized and customized software applications and professional services to payers and providers of pharmacy healthcare services. Payers of pharmacy healthcare services include managed care organizations, health insurance companies, and intermediaries such as pharmacy benefit management organizations. Providers of pharmacy healthcare services include primarily independent and regional retail and mail-order pharmacy chains. The Company believes that its products and services empower these organizations to more effectively manage their costs and improve the efficiency of their operations. All figures are in U.S. dollars unless otherwise stated.

OVERALL PERFORMANCE

        During the year ended December 31, 2005, the Company's financial position and growth prospects continued to strengthen in a number of key areas.

Equity Financing:

        The Company completed a bought-deal equity offering of 2,250,000 common shares at a price of CDN $10.0 per common share for total gross proceeds of CDN $22.5 million ($19.2 million). The common shares were sold by a syndicate of underwriters led by MGI Securities Inc. and included Versant Partners Inc., Clarus Securities Inc., Paradigm Capital Inc. and Blackmont Capital Inc. The Company plans to use the proceeds from the offering for general corporate purposes and to support the Company's growth initiatives.

Continued increase in Pharmacy Benefit Management Administration Services to Commercial Accounts:

        The Company continued to build its InformedRx pharmacy benefit administration service offering that expands on the adjudication of prescription drug claims to include the design of healthcare benefit plans for drug plan members, managing the reimbursement of retail pharmacies in a pharmacy network, analyzing drug utilization, managing rebate contracts with pharmaceutical manufacturers and establishing web portals to extend the point-of-contact with their members. In addition, certain customers have been able to leverage off of the Company's pharmacy network to process prescription drug benefits generated by their Medicare-approved discount drug card program.

Expansion of Public Sector Market Base:

        During 2005, the Company began several initiatives that helped expand its market base directly into the Medicare & Medicaid arenas.

•
Medicare — Development of Medicare Part D ("Part D") functionality:

•
The Part D program being administered for the U.S. federal government by the Center for Medicare and Medicaid Services ("CMS") was established to offer qualified Medicare beneficiaries a funded pharmacy benefit plan commencing January 1, 2006. The Company developed and delivered certain Part D functionality for its license and transactions processing customers participating in the program on behalf of its qualifying members.

•
Medicaid:

•
On July 14, 2005, the Company announced a five-year subcontract with Client Network Services, Inc. ("CNSI") to provide prescription drug claims applications and systems hosting services for the State of Washington's Medicaid program. The initial five-year term of the agreement is valued at approximately $10 million. The contract has three one-year renewal options, and if all options are exercised, the contract would have a value of more than $19.0 million.

•
On January 9, 2006, the Company announced an agreement to provide information technology and claims adjudication support to MedMetrics Health Partners, Inc. as it administers drug benefits to the State of Vermont's 147,000 Medicaid members beginning in January 2006. Under the three-year, approximately $2.0 million contract, MedMetrics will be utilizing the Company's claims processing system to help the state better control the rapidly rising cost of the prescription drug benefits that it provides to Medicaid beneficiaries, as well as to seniors eligible for the new Medicare Part D drug coverage which began January 1, 2006.

•
Canadian Provincial Government — Membership in DIS Consortium:

•
The Company was selected as part of a consortium to negotiate an exclusive agreement with The Newfoundland and Labrador Centre for Health Information for the development and implementation of a comprehensive pharmacy network or drug information system (DIS). Neither the outcome, nor the scope of the negotiations, nor the value of any potential resulting contract can be evaluated at this time. Drug information systems are a key component of the electronic health record program that Canadian Provincial governments will be implementing in the coming years with support of the Federal government. DIS provides, amongst other things, authorized physicians and pharmacists with a secure access to a complete medication profile of patients, allowing the secure exchange of relevant and current pharmaceutical information.

Integration of Acquisitions:

Health Business Systems, Inc. ("HBS")

        On December 17, 2004, the Company completed the acquisition of HBS, a leading provider of retail pharmacy management systems and workflow technology. The acquisition has increased the Company's revenues, solidified the Company's strategic position as a provider of pharmacy work flow systems, and significantly enhanced the functionality of the Company's pharmacy offerings. HBS' strength in supporting independent and chain pharmacies complements the Company's strength in the mail-order segment of the provider market. An important consideration in this acquisition was the significant recurring revenue stream that HBS maintains, which is primarily comprised of maintenance contracts, switching revenue, and a host of recurring services across a broad customer base.

        During 2005, HBS announced an agreement to provide licensed software, support and maintenance services to a 62-store supermarket pharmacy chain (the "Chain") based in the southwestern U.S. Under the terms of the agreement the Chain will purchase all related hardware, software licenses, and implementation services from HBS. In addition, the maintenance agreement includes bundled services for software support, clinical updates and transaction switching services.

        HBS' solution will create a centralized database for all stores allowing the Chain's head office to view and manage store-wide data including, claim reconciliation and management of patient and corporate accounting information. The HBS Pharmacy Management system will enable the Chain to centrally manage its growing business services, while allowing the stores to implement workflow solutions designed to increase productivity and enhance service in the pharmacy. The corporate systems implementation is expected to begin in the first quarter of 2006 with store implementations continuing into the fourth quarter of 2006.

Pharmaceutical Horizons, Inc. ("PHI")

        Effective September 30, 2005, through a cash transaction, the Company acquired the intellectual property and selected personnel that support PHI's pharmaceutical manufacturer contracts and rebate processing services. PHI will continue to operate its clinical consulting business, provide disease management and pharmaceutical care programs, and support formulary activities of clients through a value-added reseller relationship with SXC Health Solutions, Inc. The selected personnel are focused on continuing to develop the Company's rebate program offering and on building its transparent suite of à la carte PBM services branded as InformedRx.

Increase in Recurring Revenue

        Comparing the year ended December 31, 2005 to the year ended December 31, 2004 results, the Company increased recurring revenue by $14.4 million, or from 61.8% to 64.3% of total revenue. Recurring revenue also remained a cornerstone of the Company's business model. Growth in revenue from recurring sources has been driven primarily by growth in the Company's transaction processing business in the form of claims processing and pharmacy benefit administrative services (InformedRx) for its payer customers and switching services for its provider customers. Through the Company's transaction processing business where the Company is generally paid on a volume basis, the Company continues to benefit from the growth in pharmaceutical drug use in the United States, which has grown 8-10% annually for the last several years. In addition to benefiting from this inherent industry growth, the Company continues its focus on increasing the transaction processing segment of its recurring revenue base by adding new transaction processing clients to the Company's existing customer base. The Company continues to make capital investments in its data center operations to position it for continued growth in transaction processing revenue in the coming year.

SELECTED ANNUAL INFORMATION

        To assist investors in assessing past and future financial performance on a calendar basis, presented below is the Company's Selected Annual Information for the ten months ended December 31, 2003 ("fiscal 2004"), the twelve months ended December 31, 2004 ("calendar 2004") and 2005 ("calendar 2005"). The calendar 2005 and 2004 information is derived from the Company's amended audited consolidated financial statements for the years ended December 31, 2005 and December 31, 2004. On October 14, 2003, the Board of Directors of the Company approved a change in the Company's year-end from February 28 to December 31. Consequently, the information for fiscal 2004 represents a ten month period rather than a typical twelve month fiscal year.

		For the years ended December 31
(US $000's, except income per share)		2005	2004	2003(1)
				(10 month period)
Revenue
Transaction processing		21,446	13,543	7,888
Maintenance		13,344	6,884	6,646

Total Recurring	%	34,790	20,427	14,534
		64%	62%	51%
System sales		8,224	7,051	8,475
Professional services		11,109	5,564	5,680

Total Non-Recurring	%	19,333	12,615	14,155
		36%	38%	49%
Total Revenue		$54,123	$33,042	$28,689

Gross Profit		$33,348	$19,583	$17,011

Expenses:	%	62%	59%	59%
Product development costs		8,956	6,993	5,543
Selling, general and administrative		12,357	7,268	5,945
Amortization		3,306	1,499	1,555
Stock-based compensation		844	579	216

		25,463	16,339	13,259
Income before the undernoted:		7,885	3,244	3,752
Net interest:
Income		(549)	(203)	(90)
Expense		1,896	1,052	805
		1,347	849	715
Gain on sale of land and building		626	—	—

Income before income taxes		7,164	2,395	3,037
Income taxes		(558)	100	127
Net income		$7,722	$2,295	$2,910

Basic income per share		$0.52	$0.19	$0.28
Diluted income per share		$0.50	$0.19	$0.24

Total assets		$81,304	$70,759	$31,989
Long-term liabilities		$11,573	$13,752	$7,823

(1)
Restated to give effect to stock-based compensation

RESULTS OF OPERATIONS

        The discussion and analysis that follows relates to the results of operations of the Company and should be read in conjunction with the consolidated financial statements and accompanying notes for the years ended December 31, 2005 and 2004. The financial statements, including comparative information, related footnotes, and the following management discussion & analysis, unless otherwise stated, are expressed in U.S. dollars.

For the Year Ended December 31, 2005 compared to the Year Ended December 31, 2004

Revenue

        Consolidated revenue increased $21.1 million or 63.8% to $54.1 million for the year ended December 31, 2005 from $33.0 million for the year ended December 31, 2004. This increase consists of a $7.9 million increase in transaction processing revenue (consisting of claims adjudication, benefits processing, and switching revenue), a $1.2 million increase in systems sales revenue (consisting of hardware and software license revenue), a $5.5 million increase in professional services revenue, and a $6.5 million increase in maintenance revenue (consisting of hardware and software maintenance and certain pharmacy services). The increase in software license revenue is largely the result of work performed for a variety of customers under the Medicare Part D program and for the RxHUB product. The increase in transaction processing revenue was a result of increased switching revenue generated from provider customers obtained in connection with the HBS acquisition and new payer customers choosing the Company's outsourced transaction processing offering, as well as the organic growth of existing payer customers.

        The increase in transaction processing revenue was primarily the result of increases in transactional activity, rather than price increases, however, the Company has been able to raise pricing by offering additional value-added services and expects this trend to continue. The increase in maintenance revenue was primarily a result of revenue generated from customers obtained in connection with the HBS acquisition. The increase in professional services was primarily the result of consulting and implementation services performed related to the implementation of a large public sector customer and the Medicare Part D program for certain existing customers.

Gross Profit

        Gross profit was 61.6% for the year ended December 31, 2005 compared to 59.3% for the year ended December 31, 2004. This increase in gross profit margin was primarily a result of the increase in the sale of higher margin transaction processing services in 2005.

Product Development Costs

        Product development costs consist of staffing expenses in support of the Company's payer and provider products. In general, such costs are not directly related to specific customer products or deliverables, but rather to enhancements and new initiatives. Product development for the year ended December 31, 2005 were $9.0 million, representing 16.5% of revenue, compared to $7.0 million or 21.2% of revenue for the year ended December 31, 2004. The increased product development costs were primarily the result of costs associated with the development of the Medicare Part D functionality and the addition of HBS product development resources resulting from the December 2004 HBS acquisition.

Selling, General and Administration Costs

        Selling, general and administrative costs (SG&A) relate to selling expenses, commissions, marketing, network administration and administrative costs that legal, accounting, investor relations and corporate development costs. SG&A costs for the year ended December 31, 2005 were $12.4 million or 22.8% of revenue, compared to $7.3 million or 22.0% of revenue for the year ended December 31, 2004. The selling, general and administrative costs remained fairly constant as a percentage-of-revenue primarily as a result of the continued focus on cost control and improving operational efficiencies. The increased dollar amount is primarily a result of the acquisition of HBS, and increased legal, infrastructual and recruiting expenses in 2005 to support the Company's growth.

Amortization

        Amortization expense (consisting of depreciation and amortization) increased by $1.8 million to $3.3 million for the year ended December 31, 2005 from $1.5 million for the year ended December 31, 2004. The increase relates primarily to an increase in the amortization of intangible assets and deferred charges arising from the acquisition of HBS. The intangible assets consist of acquired software and customer relationships, which are being amortized over their useful lives of 5 and 10 years, respectively.

Stock-based Compensation

        The Company has a stock-based compensation plan and accounts for all stock-based payments to employees and non-employees using the fair value based method. Under the fair value based method, compensation cost is measured at fair value at the grant date and recognized over the vesting period. Stock compensation expense increased from $0.6 million for the year ended December 31, 2004 to $0.8 million for the year ended December 31, 2005. This increase was primarily the result of stock options that were issued in May 2005 in connection with the Company's stock option incentive plan.

Interest Income and Expense

        Interest income increased from $0.2 million for the year ended December 31, 2004 to $0.5 million for the year ended December 31, 2005 due to increased average cash balances available for investment from both operations and the Company's equity offering in the fourth quarter of calendar 2005. Interest expense increased from $1.1 million for the year ended December 31, 2004 to $1.9 million for the year ended December 31, 2005. This increase was primarily due to the refinancing of the MCG credit facility from $7.6 million to $13.6 million on December 17, 2004 in connection with the HBS acquisition and to increased LIBOR-based rates between the periods.

Tax Provision

        For the year ended December 31, 2005, the Company recorded a tax recovery of ($0.6) million compared to tax provision of $0.01 million for the year ended December 31, 2004. As of December 31, 2005, the Company recognized future tax assets, net of valuation allowances, of $0.7 million (December 31, 2004—Nil). The principal components of the Company's gross future tax asset of $7.6 million primarily consist of accumulated operating loss carry forwards of $3.2 million and $1.6 million deductible research and development expenses. Based on the Company's assessment of factors such as historical levels of income, expectations and risks associated with estimates of future taxable income, the character of the income tax assets and ongoing tax planning strategies, the Company assessed that a valuation allowance of $7.0 million was required at December 31, 2005 (December 31, 2004—$10 million).

        The Company will continue to assess the realizability of the future assets based on actual and forecasted operating results. Once the available evidence, in the opinion of management, make it more likely than not that additional realization will occur, a reduction in the valuation allowance will be recorded and the carrying value of the deferred tax assets will be increased, resulting in a non-cash credit to earnings.

Net Income

        The Company reported net income of $7.7 million or $0.50 per share (fully-diluted) for the year ended December 31, 2005, compared to net income of $2.3 million or $0.19 per share (fully-diluted) for the year ended December 31, 2004. The $5.4 million increase in net income was primarily due to an increase in revenue of $21.1 million and a gain on the sale and leaseback of the Company's Canadian headquarters of $0.6 million plus a decrease in income tax expense of $0.6 million offset by an increase in project costs of $7.3 million, an increase in product development costs of $2.0 million, an increase in selling, general and administrative costs of $5.1 million, an increase in amortization expense of $1.8 million, an increase in stock-based compensation of $0.3 million and a net increase in interest expense of $0.5 million.

Share data information

        As of December 31, 2005, there were 16,938,833 common shares issued and outstanding, 1,255,918 options outstanding which are currently exercisable into 1,255,917 common shares. There are no warrants or compensation options that are convertible into common stock.

For the Twelve-Month Period Ended December 31, 2004, compared to the Ten-Month Period Ended December 31, 2003.

Revenue

        Consolidated revenue increased $4.4 million or 15.2% to $33.0 million from $28.7 million in fiscal 2004. This increase consists of a $5.7 million increase in ASP/switching revenue, a $1.4 million decrease in software license revenue, a $0.1 million decrease in integration and consulting services revenue, and a $0.2 million increase in maintenance revenue.

        The decrease in software license revenue is largely the result of work performed for one customer under a software license and maintenance contract that was completed in mid-calendar 2004. The increase in ASP/switching revenue was a result of continued growth in the transaction processing customer base. The increased dollar amount is also a result of comparing twelve months of financial results in calendar 2004 to ten months of results in fiscal 2004. Maintenance and consulting revenue were relatively constant between the two periods, taking into account the fact that twelve months of financial results in calendar 2004 are being compared to ten months of results in fiscal 2004.

        In calendar 2004, revenue of a recurring nature, consisting of ASP/switching and maintenance revenue, was $20.4 million or 62% of consolidated revenue, compared to $14.5 million or 51% of consolidated revenue in fiscal 2004. As a percentage of total revenue, recurring revenue increased by 11% and the dollar amount increased by $5.9 million. The increased dollar amount is primarily a result of increased transaction processing volume and comparing twelve months of financial results in calendar 2004 to ten months of results in fiscal 2004.

Gross Profit

        Gross profit remained consistent at 59.3% of revenue for both periods, as the Company continued to replace high margin, but more non-recurring software license revenue with economically leveraged ASP/switching revenue.

Product Development Costs

        Product development costs in calendar 2004 were $7.0 million, representing 21.2% of revenue, compared to $5.5 million or 19.3% of revenue in fiscal 2004. The increased product development costs on a percentage of revenue basis was primarily due to increased development costs spent on the RxEXPRESS for Windows product suite during the first three quarters of calendar 2004. In the fourth quarter of calendar 2004, the Company reduced its RxEXPRESS product development staff in anticipation of the HBS acquisition. With the acquisition of HBS, development will be refocused on integrating the core functionality of the RxEXPRESS and HBS suite of software as well as converting certain legacy RxEXPRESS customers to the HBS suite of products and services.

Selling, General and Administration Costs

        Selling, general and administrative costs in calendar 2004 were $7.3 million or 22.0% of revenue, compared to $5.9 million or 20.7% of revenue for fiscal 2004. The selling, general and administrative costs remained fairly constant as a percentage-of-revenue primarily as a result of the continued focus on cost control and improving operational efficiencies. The increased dollar amount is primarily a result of increased staffing and sales and marketing costs, increased legal and professional fees and the result of comparing twelve months of financial results in calendar 2004 to ten months of results in fiscal 2004.

Net Income

        For calendar 2004, the Company reported net income of $2.3 million or $0.19 per share (fully-diluted), compared to net income of $2.9 million or $0.25 per share (fully-diluted) for fiscal 2004. For calendars 2004 and 2003, the weighted average number of shares (fully-diluted) was 12,406,018 and 11,588,051, respectively.

SUMMARY OF QUARTERLY RESULTS:

        The following table provides summary quarterly results (unaudited) for the eight quarters prior to and including the quarter ended December 31, 2005:

	2005				2004
(US in $000's, except basic & diluted EPS)
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$16,611	$14,730	$12,209	$10,573	$8,526	$8,239	$8,515	$7,762
Recurring revenue ($)	9,393	8,770	8,434	8,193	5,782	4,787	4,998	4,860
Recurring revenue (%)	57%	60%	69%	78%	68%	58%	59%	63%
Operating income ($)	3,783	2,379	1,323	400	877	1,102	720	478
Net Income ($)	3,950	2,210	1,546	16	647	881	492	274

EPS — Basic	$0.26	$0.15	$0.11	$0.00	$0.05	$0.08	$0.04	$0.02

EPS — Diluted	$0.24	$0.14	$0.10	$0.00	$0.05	$0.07	$0.04	$0.02

For the Eight Quarters Ended December 31, 2005

        During the fourth quarter of calendar 2005, revenue and recurring revenue increased $1.9 million compared to the third quarter of calendar 2005, primarily due to $0.5 million in new transaction processing revenue commencing in the fourth quarter. In addition, software license revenue increased by $1.4 million, primarily from the recognition of Medicare Part D license revenue. Recurring revenue as a percent of total revenue decreased primarily because of the large increase in software license revenue (non-recurring) compared with the increase in transaction processing revenue (recurring). The increases in operating income, net income, and EPS were primarily a result of these revenue increases.    In addition, net income was positively impacted in the fourth quarter due to the $0.7 million recognition of a future tax recovery resulting from the set-up of a deferred tax asset.

        During the third quarter of calendar 2005, revenue increased $2.5 million compared to the second quarter of calendar 2005, primarily due to $1.0 million of software license revenue, related primarily to Medicare Part D and $1.2 million of professional service revenue, related primarily to several fixed-bid consulting projects performed for customers. The remaining increase of $0.3 million was primarily related to an increase in recurring transaction processing revenue from new customers. The increases in operating income, net income, and EPS were primarily a result of these revenue increases.

        During the first and second quarter of calendar 2005, recurring revenue was higher compared to prior quarters in calendar 2004 primarily due to the acquisition of HBS, effective December 17, 2004, and to continued growth in the Company's transaction processing business. Net income was positively impacted in the second quarter of calendar 2005 by the $0.6 million gain on the sale and leaseback of the Canadian headquarters and in the fourth quarter of calendar 2005 by the $0.7 million tax provision credit.

LIQUIDITY AND CAPITAL RESOURCES

        As of December 31, 2005, the Company had a working capital position of $37.3 million and net cash and cash equivalents of $36.0 million, compared with $14.8 million of working capital and $29.6 million of cash and cash equivalents at December 31, 2004. The $6.3 million improvement in the Company's cash position was primarily related to cash generated from operations of $11.8 million, plus cash generated from financing of $17.3 million, less cash used for investment purposes of $22.8 million. The Company believes that cash from operating activity together with cash on hand is sufficient to fund anticipated working capital, planned capital expenditures and required debt service over the next twelve months.

        In calendar 2005, the Company generated $11.8 million of cash through its operations, which primarily consisted of net income of $7.7 million, plus $3.4 million in amortization of capital and intangible assets and $0.8 million in stock-based compensation expense and a $1.1 million dollar increase in non-cash working capital which was reduced by a gain on the sale of the Milton building of $0.6 million and the establishment of a future tax asset of $0.7 million. This is compared to cash generated in calendar 2004 of $2.7 million through its operations, which primarily consisted of net income of $2.3 million, plus $1.5 million in amortization of capital assets and $0.6 million in stock based compensation expense, which was reduced by a $1.7 million decrease in non-cash working capital.

        The Company generated $17.3 million of cash from financing activities during calendar 2005, which primarily consisted of net proceeds from a private placement of $18.0 million, $0.4 million of cash received from the exercise of options offset by the repayment of long-term liabilities of $1.1 million. This compared to cash generated from financing activities in calendar 2004 of $17.0 million, which primarily consisted of net proceeds from a private placement of $11.4 million, $5.2 million of net cash from additional debt financing, and $0.4 million in cash received from the exercise of options and warrants.

        The Company utilized $22.8 million of cash in investing activities during calendar 2005, which consisted primarily of $20.0 million for the acquisition of HBS, $0.2 million for the acquisition of a rebate line of business, $2.0 million of contingent consideration for HBS put in escrow, $2.6 million in the purchase of capital assets offset by $2.3 million in the proceeds from the disposal of capital assets. This compared to cash used in investing activities of $3.6 million in calendar 2004, which consisted primarily of $2.1 million related to the acquisition of HBS net of cash acquired and $1.5 million in capital expenditures.

CONTRACTUAL OBLIGATIONS

        Contractual obligations of the Company, which include payments of principal only unless otherwise noted, are as follows:

	Total	Less than 1 Year	Years 1-3	Years 4-5	After Year 5
Long-Term Debt(1)	$13,260,000	$1,530,000	$4,930,000	$6,800,000	$—
Operating Leases	$5,267,003	$1,311,384	$1,852,654	$1,287,341	$815,625

Total Contractual Obligations	$18,527,003	$2,841,384	$6,782,654	$8,087,341	$815,625

(1)
Includes warrant amortization expense of $57,142

OFF BALANCE SHEET ARRANGEMENTS

        The Company has no off balance sheet arrangements or derivative financial instruments that have or are reasonably likely to have a current or future effect on the results of operations.

CHANGES IN ACCOUNTING POLICY

        The Company did not change or adopt any new accounting policies during calendar 2005.

ACCOUNTING ESTIMATES

        The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the period. Significant items subject to such estimates and assumptions include revenue recognition, preliminary purchase price allocation in connection with acquisitions, the carrying amount of capital assets, intangibles, goodwill, and valuation allowances for receivables and future income taxes. Actual results could differ from those estimates.

Revenue Recognition:

        The Company's revenue is derived from transaction processing services, software license sales, hardware sales, maintenance, and professional services.

        Revenue from transaction processing includes ASP and switching services and is recognized as services are provided.

        Revenue from software licenses is recognized when a license agreement is executed with the customer, the software product has been delivered, the amount of the fees to be paid by the customer is fixed and determinable, and collection of these fees is deemed probable. Fees are reviewed related to arrangements with significant payment due beyond normal trading terms, to evaluate whether they are fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as the payments become due from the customer. If collectibility is not considered probable, revenue is recognized when the fee is collected. One of the critical judgments we make is our assessment of the probability of collecting the related accounts receivable balance on a customer-by-customer basis. As a result, the timing or amount of revenue recognition may have been different if different assessments of the probability of collection had been made at the time that the transactions were recorded in revenue. In cases where collectibility is not deemed probable, revenue is recognized upon receipt of cash, assuming all other criteria have been met.

        Typically, software license agreements are multiple element arrangements as they also include consulting, related maintenance and/or implementation services fees. Arrangements that include consulting services are evaluated to determine whether those services are considered essential. License and service revenue under such arrangements are recognized as services are performed under the percentage of completion method of accounting.

        When services are not considered essential, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence ("VSOE") of the fair value of each element. VSOE used in determining the fair value of license revenues is based on the price charged by the Company when the same element is sold in similar quantities to a customer of similar size and nature. VSOE used in determining fair value for installation, integration and training is based on the standard daily rates for the type of services being provided multiplied by the estimated time to complete the task. VSOE used in determining the fair value of maintenance and technical support is based on the annual renewal rates. The revenue allocable to the consulting services is recognized as the services are performed. In instances where VSOE exists for undelivered elements but does not exist for delivered elements of a software arrangement, the Company uses the residual method of allocation of the arrangement fees for revenue recognition purposes.

        Professional services revenues are recognized as the services are performed, generally on a time and material basis. Professional services revenues attributed to fixed price arrangements are recognized using the percentage of total estimated direct labour costs to complete the project.

        Revenue from fixed price professional service contracts is recognized on a proportional performance basis, which requires us to make estimates and is subject to risks and uncertainties inherent in projecting future events. A number of internal and external factors can affect our estimates, including the nature of the services being performed, the complexity of the customer's environment and the utilization and efficiency of our professional services employees. Recognized revenues and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are charged to income in the period in which the facts that give rise to the revision become known. If we do not have a sufficient basis to estimate the progress towards completion, revenue is recognized when the project is complete or when we receive final acceptance from the customer.

        For arrangements that do not meet the criteria described above, both the license revenues and professional services revenues are recognized using the percentage-of-completion method where reasonably dependable estimates of progress toward completion of a contract can be made. We estimate the percentage-of-completion on contracts utilizing costs incurred to date as a percentage of the total costs at project completion, subject to meeting agreed milestones. In the event that a milestone has not been reached, the associated cost is deferred and revenue is not recognized until the customer has accepted the milestone. Recognized revenues and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are charged to earnings in the period in which the facts that give rise to the revision become known. It should be noted that a significant number of our license and services revenue are recognized under the percentage of completion method.

Goodwill

        Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company's reporting units that are expected to benefit from the synergies of the business combination.

        Goodwill is not amortized, but is tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statement of operations. The Company completed its goodwill impairment test at December 31, 2005 and 2004 and determined no impairment existed.

Impairment of Long-lived Assets

        Long-lived assets, including capital assets and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount to the estimated undiscounted future cash flows expected to be generated by the use and disposal of the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Income Taxes

        The Company uses the asset and liability method of accounting for income taxes. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.

        In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management considers projected future taxable income, uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment.

Valuation of Allowance for Doubtful Accounts

        In assessing the valuation of the allowance for doubtful accounts, management reviews the collectibility of accounts receivable greater than 90 days past due in aggregate and on individual account-basis. The Company calculates a valuation allowance equal to one-hundred percent of the aggregate balance of receivables past due more than 120 days and fifty percent of the aggregate balance of receivables past due between 90 and 120 days. Management then reviews the accounts receivable on an individual customer-basis to determine if events such as subsequent collections, discussions with management of the debtor companies, or other activities lead to the conclusion to either increase or decrease the calculated allowance. Any increases or decreases to the allowance are expensed to the income statement as a bad debt expense.

Financial Instruments and Other Instruments

        The Company entered into a credit facility agreement with MCG Capital Corporation ("MCG") in December 2002 as a result of a refinancing of existing debt. The credit facility consisted of a $1.0 million revolving line of credit and a $7.6 million term loan. In connection with the HBS acquisition, in December 2004 the Company refinanced its credit facility by terminating the revolving credit facility, expanding the term loan to $13.6 million and renegotiating its covenants.

        Throughout the term of the credit facility the Company has been in good standing with its covenants and expects to continue to be for the foreseeable future. Along with equity and working capital, the Company views credit as one tool with which to finance potential acquisitions while maintaining a balanced, risk-moderated capital structure.

        The Company has not entered into any hedging activities owing to its limited foreign exchange exposure and preference for more conservative investing instruments.

RISK FACTORS

        This report contains forward-looking statements. Any statements contained herein that are not historical facts may be deemed to be forward-looking statements. There are a number of important factors that could cause actual results to differ materially from those indicated by such forward-looking statements. Such factors include, but may not be limited to the ability of the Company to adequately address: the risks associated with acquisitions, the Company's dependence on key customers and key personnel, competition from both existing and new sources, expanding its service offerings, the impact of technological change on its product/service offerings, potential fluctuations in financial results, the sufficiency of its liquidity and capital needs, the indebtedness of the Company, the volatility of its share price, the Company's limited history of profitability, the continued viability of its proprietary technology, its product liability and insurance needs, its reliance on key suppliers if any, continued confidence in e-commerce as an on-line delivery mechanism for information, and the impact of government regulation on the business.

Risks Associated with Acquisitions

        During calendar 2004, the Company completed the acquisition of HBS, a supplier of pharmacy software and workflow systems, and it is the Company's second acquisition in three years. While the Company believes it has the experience and know-how to integrate acquisitions, such efforts entail significant risks including, but not limited to: a diversion of management's attention from other business concerns; failure to effectively assimilate the acquired technology or assets into the business of the Company; the potential loss of key employees from either the Company's current business or the business of HBS; and the assumption of significant and/or unknown liabilities of HBS. There can be no assurances that the Company will be able to successfully integrate future acquisitions into its operations. However, the Company continues to believe that its patience in executing this strategy will be rewarded in the long term.

        The Company continues to seek acquisitions that are a good fit for its strategic direction, primarily within the Company's current market sectors. While the Company believes it has the experience and resources to continue to execute this strategy, the Company does not have control over the market conditions prevailing or likely to prevail in the future, which may impact its ability to execute this strategy. These variations include market valuations of potential targets, stock price volatility of the Company, general market valuation issues of public versus private concerns, all of which may impact the timing of executing this strategy. There can be no assurances that the Company will be able to identify suitable acquisition candidates available for sale at reasonable valuations, consummate any acquisition or successfully integrate any acquired business into its operations.

Dependence on Key Customers

        The Company sells most of its computer software and services to pharmacy benefit managers, Blue Cross/Blue Shield organizations, managed care organizations and retail/mail-order pharmacy chains. If the healthcare benefits industry or the Company's customers in the healthcare benefits industry experience problems, the Company's business and financial results could be adversely affected. For example, the Company may suffer a loss of customers if there is any significant consolidation among firms in the healthcare benefits industry or if demand for pharmaceutical claims processing services should decline.

Dependence on Key Personnel

        The Company's business is dependent upon its ability to retain and attract highly skilled persons. Competition for qualified personnel is considerable and the Company's future success will depend in large part on its continuing ability to attract and retain qualified employees. The Company's business is also dependent on the expertise provided by its Chief Executive Officer and other members of its management team.

Competition

        The market for the software and products supplied by the Company is highly competitive and subject to rapid change. Many of the Company's current and potential competitors have larger technical staffs, more established and larger sales and marketing organizations and significantly greater financial resources than does the Company. Additionally, there can be no assurance that competitors will not develop systems and products that are superior to the Company's systems or products or that achieve greater market acceptance due to pricing, access to distributors or other factors. Pricing is an important element of competition and is regularly reviewed by the Company in response to changes in market conditions. There can be no assurance that the Company's pricing strategy will be successful or that any price changes will not have an adverse effect on the Company's gross margins.

Expanding Service Offerings

        The Company continues to expand its InformedRx pharmacy benefit service offerings by developing and offering health plan sponsors a wide variety of pharmacy benefit administrative services. These service offerings consist of benefit plan design, management and claims adjudication, retail pharmacy network management, formulary management and clinical services and rebate management. The Company is developing this business by leveraging its existing managed care customer base, industry leading technology and processing infrastructure. Since the Company does not have significant experience with certain aspects of this proposed service offering, there are considerable risks involved in its development and further commercialization. In addition, the Company's InformedRx pharmacy network offering is dependent on customers paying in full before disbursements are made by the pharmacy network. Although the Company minimizes these risks by mandating that before any disbursements are made to the network, the network must first be fully funded by the customer, and by disclaiming liabilities thereof, there remain significant collection risks. In addition, there remains the risk of continuing to fund the pharmacy network on a recurring basis following payments by the Company's customers in a timely and accurate manner.

Technological Change

        The Company's ability to continue to develop and introduce new systems and products or enhancements of existing systems and products may require significant additional research and development expenditures. The Company's future success in these areas will depend substantially on its ability to develop new or enhanced systems and products which achieve market acceptance. Technology continues to advance at a rapid pace which requires the timely introduction of new systems and products and technologies. Management has no knowledge that there are existing or upcoming technologies which would make obsolete or significantly displace the technologies utilized by the Company. However, such a risk exists and, if it materializes, would have an adverse impact on the future growth of the Company.

Potential Fluctuations in Results

        The Company recognizes revenue from product sales upon execution of a license agreement and shipment of the software, as long as all vendor obligations have been satisfied and collection of license fees is probable. As the costs associated with product sales are minimal, revenue and income may vary significantly based on the timing of recognition of revenue. While the Company has moved away from the exclusive development, delivery and maintenance of software systems tailored to particular customers to the sale of more standard software solutions available on an outsourced (transactions processing) basis, the Company nonetheless continues to develop systems for individual customers. Given that revenue from these projects is often recognized using the percentage of completion method, the Company's revenue from these projects can vary substantially on a monthly and quarterly basis. Accordingly, the timing and delivery requirements of customers' orders may have a material effect on the Company's operations and financial results during any reporting period. In addition, to the extent that the costs required completing a fixed price contract exceeds the price quoted by the Company, the results may be adversely affected.

Liquidity and Capital Needs

        The Company's future capital requirements will depend on many factors, including its product development programs. In order to meet such capital requirements, the Company will consider additional public or private financings (including the issuance of additional equity securities) to fund all or part of its requirements. There can be no assurance that additional funding will be available or, if available, that it will be available on acceptable terms. If adequate funds are not available, the Company may have to substantially reduce or eliminate expenditures for marketing, research and development and testing of its proposed products, or obtain funds through arrangements with partners that require the Company to relinquish rights to certain of its technologies or products. There can be no assurance that the Company will be able to raise additional capital if its capital resources are exhausted.

Indebtedness of the Company

        The Company has debt obligations that are subject to various financial operating covenants, including requirements to maintain certain financial ratios. The Company's ability to meet its debt service obligations will depend on the Company's future operations which are subject to prevailing industry conditions and other factors, many of which are beyond the control of the Company. Further, the Company's indebtedness is secured by substantially all of the Company's assets. In the event of a violation by the Company of any of its loan covenants or any other default by the Company on its obligations relating to its indebtedness, the lender could declare such indebtedness to be immediately due and payable and, in certain cases, foreclose on the Company's assets.

Volatility of Share Price

        The Common Shares currently trade on the Toronto Stock Exchange. Factors such as announcements of technological innovation or the introduction of new products by the Company or its competitors, actual or anticipated fluctuations in the Company's operating results, changes in estimates of the Company's future operating results by securities analysts or developments with respect to proprietary rights may have a significant impact on the market price of the Common Shares. In addition, the stock market has experienced volatility which has particularly affected the market prices of equity securities of many high technology companies and which often has been unrelated to the operating performance of such companies. These market fluctuations may materially and adversely affect the market price of the Common Shares. Shareholders of some high technology companies that have seen a significant decline in stock price have recently instituted class action lawsuits against such companies. A lawsuit against the Company could cause the Company to incur substantial costs and could divert the time and attention of the Company's management and other resources.

Limited History of Profitability

        The Company has only a limited history of achieving profitability following a period of significant losses. Future results of operations may fluctuate significantly based upon numerous factors including the timing of new product introductions, the timing of delivery of products to customers, activities of competitors and the ability of the Company to penetrate new markets.

Proprietary Technology

        The Company's success will depend, in part, on its ability to maintain copyright and trademark protection, trade secret protection and operate without infringing the proprietary rights of third parties. There can be no assurance that the Company's intellectual property rights, copyright and/or trademarks will not be challenged by any third parties, or that the intellectual property rights of others will not have a material adverse effect on the ability of the Company to do business. Furthermore, there can be no assurance that others will not independently develop products similar to those developed by the Company or duplicate any of the Company's products. The Company may be required to obtain licences for proprietary rights of third parties. No assurance can be given that any licences required will be available on terms acceptable to the Company. If the Company does not obtain such licences, it could encounter delays in introducing one or more of its products to the market or could find that the development, manufacture or sale of products requiring such licences could be precluded. In addition, the Company could incur substantial time, effort and/or costs in policing unauthorized use of its intellectual property and/or in defending itself in suits brought against it or in suits in which the Company attempts to enforce its own intellectual property rights against other parties.

Product Liability and Insurance

        The sale and use of the Company's products or its products under development may entail risk of product liability. A major product liability claim could materially adversely affect the business of the Company because of the costs of defending against these types of lawsuits, diversion of key employees' time and attention from the business and potential damage to the Company's reputation. The Company's license agreements with its customers contain provisions designed to limit exposure to potential liability claims. Limitation of liability provisions contained in the Company's license agreements may not be effective under the laws of some jurisdictions if local laws treat them as unenforceable. As a result, the Company may be required to pay substantial amounts of damages in settlement or upon the determination of any of these types of claims.

        Although the Company considers that it currently has adequate coverage for any product liability claim, as the Company expands and introduces new products there can be assurance that it will be able to obtain appropriate levels of product liability insurance prior to any use of its products. An inability to obtain insurance on commercially reasonable terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by the Company or expose the Company to significant product liability risks. The obligation to pay any product liability claim or a recall of a product could have a material adverse effect on the business, financial condition, operating results or prospects of the Company.

Reliance on Suppliers

        If suppliers of software and other products should, for any reason, adjust the availability of their products, the Company's delivery of systems may be affected.

Confidence in E-Commerce

        Participants in the pharmacy benefits supply chain will not adopt on-line healthcare benefits services if they are not confident that such transactions over the Internet can be undertaken securely and confidentially. Although there is security technology currently available for on-line transactions, many Internet users do not use the Internet for commercial transactions because of continued security concerns. These concerns may be heightened by well-publicized security breaches of any Internet-related service, which could deter potential customers from adopting, directly or indirectly, the Company's transaction-based software and services. If potential customers do not gain confidence in the security for on-line transactions that the current technologies provide, the Company's revenue may not increase.

        Despite the Company's efforts to maintain Internet security, it may not be able to stop unauthorized attempts to gain access to or disrupt transactions between its customers and the consumers of their services. Specifically, computer viruses, break-ins and other disruptions could lead to interruptions, delays, loss of data, or the inability to accept and confirm the receipt of information. Any of these events could substantially damage the Company's reputation. The Company relies on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to achieve secure transmission of confidential information. The Company cannot guarantee that this technology or future advances in this technology or other developments will be able to prevent security breaches. The Company may need to expend further capital and other resources to protect against the threat of security breaches or to alleviate problems caused by these breaches.

Government Regulation

        The Company's products and services are designed for use by healthcare organizations which are subject to government regulation. In particular, many of the Company's clients are subject to federal laws in the United States, including, the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), which prescribes certain standards for electronic transactions, healthcare information, privacy and security and the Medicare Part D program that became effective in the U.S. on January 1, 2006. The Company's ability to ensure that its products and services are HIPAA and/or Medicare Part D compliant or changes in government regulation of the healthcare industry could materially adversely affect the Company's competitive market position.

DISCLOSURE CONTROLS AND PROCEDURES

        As required by Canadian securities laws, management, including our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2005. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures, as defined in Multilateral Instrument 52-109 — Certification of Disclosure in Issuer's Annual and Interim Filings, are effective to ensure that information required to be disclosed in reports filed or submitted by us under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified in those rules.

ADDITIONAL INFORMATION:

        Additional information regarding the Company's financial statements and activities are available at www.sedar.com.